[Minerals Technologies Inc. Letterhead]

January 24, 2007

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporate Finance, Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:   Minerals Technologies Inc.
      Form 10-K for the fiscal year ended December 31, 2005 filed March 8, 2006 Forms 10-Q for the fiscal quarters ended April 2, 2006, July 2, 2006 and October 1, 2006
      File No. 1-11430
      -------------------------------------------------------------------------

Dear Mr. Hartz:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated December 22, 2006 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 8, 2006 and Form 10-Q for the quarter ended October 1, 2006 filed on November 2, 2006. For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, Page 14
--------------------------------------------------------------------------------

Results of Operations, Page 15
------------------------------

1. We note for most of your PCC contracts, which represents a significant portion of your net sales, that you make revenue adjustments in the fourth quarter to reflect actual volume sold. In future filings, please disclose the amount of such adjustments for each period presented or state that such adjustments are immaterial. Also refer to Item 302(A)(3) of Regulation S-K for additional guidance.

In future filings, we will disclose the aggregate effect of our fourth quarter revenue adjustments related to actual annual volume sold in accordance with our PCC supply contracts should such amounts be material to the results of the quarter. If such amounts are not material to the results of operations for the year and/or the fourth quarter, we will disclose that such adjustments are immaterial in future filings.

These adjustments have not been material to the Company's results of operations for each of the years ended December 31, 2005, 2004 and 2003 and for each of the fourth quarters ended December 31, 2005, 2004 and 2003.

2. We note that you are supplying PCC at a location where your contract has expired as of December 31, 2005 and continues to be expired as of October 1, 2006. In future filings, please disclose the amount of assets that may be at-risk of impairment and/or accelerated depreciation. Please also disclose the amount of revenues and profit at-risk, if material. This disclosure would also be relevant for those satellite facilities that have been closed during any of the periods presented in terms of lost revenues and profit. Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please also refer to Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification for additional guidance.

We have reviewed the relevant Sections of the Codification of Financial Reporting Policies and will disclose in future filings the quantification of any material known trends and uncertainties that could have an impact on the company's liquidity, capital resources or results of operations. This will include the amounts of assets that are at-risk of impairment or accelerated depreciation and the approximate potential impact on future revenues and profit should the relevant contract not be renewed. In addition, in future filings, we will also quantify the impact on revenues and profits of satellite PCC facilities that have been closed if such amounts are material or if such amounts are not material to the results of operations or the statement of financial position, we will disclose that such amounts are immaterial.

Liquidity and Capital Resources, page 19
----------------------------------------

3. We note that accounts receivable increased 17.9% as of December 31, 2005 and inventories increased 12% as of December 31, 2005, whereas net sales increased 7.8% for fiscal year 2005. As such, please include an analysis of days sales outstanding and inventory turnover rates for each period presented and explain any material variances. Refer to instruction 5 to
      Item 303(A) of Regulation S-K for guidance.

The following is an analysis of days of sales outstanding as of December 31, 2005 and 2004:

                                           2005                       2004
                                           ----                       ----
Consolidated                                60                         53
Specialty Minerals                          55                         46
Refractories                                72                         69

In late 2005, we initiated a series of price increases and surcharges associated with higher costs of energy and raw materials which partially contributed to the increase in accounts receivable at a higher rate than sales. Our credit and collections department had more customer inquiries and delayed collections arising from the implementation of these price changes.

The following is an analysis of inventory months on hand as of December 31, 2005 and 2004:

                                           2005                       2004
                                           ----                       ----
Consolidated                                2.0                        1.8
Specialty Minerals                          1.1                        1.1
Refractories                                4.2                        3.6

The increase in inventories was due primarily to the higher cost of purchased raw materials and the timing of raw material purchases. The higher cost raw materials were primarily magnesia and talc imported from China and Ferro Titanium Powder used in our Metallurgical Products line. Total inventories increased $12.8 million or 12% in 2005 over the prior year, of which raw materials increased $9.2 million, or approximately 9 percentage points of the growth.

These temporary fluctuations in accounts receivable and inventories did not have a significant impact on the Company's ongoing liquidity and capital resources.

Critical Accounting Policies, page 20
-------------------------------------

4. In future filings, please revise your pension benefits disclosure to state the impact of a plus or minus 1 % change in the discount rate, expected return on plan assets, and rate of future compensation increases, as you have stated these are your significant assumptions used in estimating your pension benefits. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

We have reviewed Section 501.14 of the Codification of Financial Reporting Policies. In future filings, the Company will quantify the sensitivities to changes in our significant assumptions used in estimating our pension benefits.

Item 9A. Controls and Procedures, page 23
-----------------------------------------

5. We note your statement that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC." Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

We confirm that our disclosure controls and procedures are described as above and we will revise in future filings accordingly as follows:

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13(a)-15(b) under the Securities Exchange Act of 1934) are effective in ensuring that material information relating to the Company (including its consolidated subsidiaries) is made known to them to allow timely decisions regarding required disclosure to be included in the Company's periodic filings with the SEC.

In future filings, as requested, we will expand our conclusion on the effectiveness of our disclosure controls and procedures.

Consolidated Statements of Income, page F-3
-------------------------------------------

6. We note your disclosure on page F-7 that you recognize revenues from tangible products and revenues from services. Please separately state net sales of tangible products, net sales from services, cost of tangible goods sold and cost of services on the face of the consolidated statements of income. Refer to Rules R-03(b)( 1) and (2) of Regulation S-X for guidance.

Approximately 94% of the Refractory segment's sales (approximately 30% of consolidated net sales) over the past three years were of consumable products as described below:

            o monolithic refractory products to users of basic oxygen furnaces or electric furnaces for application on furnace walls to prolong the life of furnace linings;

            o monolithic refractory materials and pre-cast refractory shapes for iron and steel ladles, vacuum degassers, continuous casting tundishes, blast furnaces and reheating furnaces;

            o metallurgical wires for use in the production of high quality steel and calcium metal for use in the manufacture of batteries and magnets; and

            o refractory shapes and linings sold to refractories-consuming non-steel industries.

      Revenue from the sale of these consumable products is recognized at the time the goods are shipped, when title passes to the customer.

Approximately 6% of Refractory segment's sales over the past three years were from equipment and services. These sales were either in the form of direct sales or services to the customer, operating leases, or sales-type capital leases. Revenue from services represents a small component of the total sales of equipment and services.

      In the case of sales of equipment, such as laser measurement devices, the sale is typically not deemed complete until notice of customer acceptance is received. In these cases, revenue from a sale is not recognized until that notice is received.

      Revenues from services provided in connection with equipment maintenance are recorded when those services are performed.

The Company presently captures within its internal financial reporting system the following financial elements ($ in millions):

                                          9 mths
                                           2006      2005      2004      2003

Sales of equipment and services            $16.4     $18.5     $20.5     $18.0
                                          ------    ------    ------    ------

Consolidated net sales                    $797.9    $995.8    $923.7    $813.7

% of Consolidated net sales                  2.1%      1.9%      2.2%      2.2%

Refractories segment net sales            $258.0    $327.8    $300.3    $256.6

% of Refractories segment sales              6.4%      5.6%      6.8%      7.0%

Cost of sales-equipment and services       $10.5     $11.7     $11.5     $10.4
                                          ------    ------    ------    ------

Consolidated cost of sales                $630.2    $784.8    $709.0    $615.7

% of Consolidated cost of sales              1.7%      1.5%      1.6%      1.7%

Refractories segment cost of sales        $191.4    $247.4    $221.0    $185.8

% of Refractories segment cost of sales      5.5%      4.7%      5.2%      5.6%

Sales of equipment and services represent approximately 2.1% of consolidated net sales and 1.7% of consolidated cost of sales, respectively, for the aforementioned periods and represent approximately 6.4% of the Refractories segment's sales and 5.5% of the Refractories segment's cost of sales, respectively, for the aforementioned periods.

The Company does not consider such items to be material for separate classification in its consolidated statements of income. However, we will continue to monitor the materiality and consider separate classification, if appropriate.

Note 1. Summary of Significant Accounting Policies, page F-6
------------------------------------------------------------

Property, Plant and Equipment, page F-6
---------------------------------------

7. We have the following comments on your mining assets.
--------------------------------------------------------

      o Please address for us supplementally and expand your disclosures in future filings to clarify that you have applied the guidance set forth in EITF 04-3, "Mining Assets: Impairment and Business Combinations" in connection with your impairment analysis of your mining assets.

      In addition to purchased raw material ores, our natural mineral products are supported by the Company-owned limestone reserves located at three locations in the eastern and western parts of the United States, and talc reserves located in Montana. The Company estimates the proven and probable reserves, at current usage levels, to be well in excess of 30 years for its limestone production facilities and in excess of 20 years at its talc production facility.

      All of the Company's mining operations were determined to generate significant cash flows without consideration of cash flows associated with Value Beyond Proven and Probable Reserves (VBPP) to support the carrying amount of each facilitiy's assets, including the mining assets. All assets are depreciated or depleted over the life of the respective asset or mine.

      There have been no indicators of impairment at any of its mining facilities and the Company would only develop and extract the VBPP if the cash flows supported such investment.

      We will expand our disclosures in future filings to clarify that we have applied guidance set forth in EITF 04-03 in connection with our impairment analyses.

      o We note that you deplete your mineral reserves using a unit-of-extraction basis. Please confirm to us and revise your disclosure to clarify in future filings that your units-of-extraction is based on proven and probable reserve as defined by Industry Guide 7.

      We confirm that depletion of mineral reserves is determined on a unit-of-extraction basis based upon proven and probable reserves and will disclose in future filings.

Note 18. Litigation, page F-20
------------------------------

8. For your silica and asbestos cases, please revise your disclosure in future filings to include the following additional information:

      o A rollforward of cases for each of the periods presented (new cases, settlements, and dismissals);

      o The amount or range of amounts claimed for those cases with stated amounts; and

      o The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications, if any.

      Please provide us with the disclosure you intend to include in future filings. Refer to Question 2 of SAB Topic 5:Y for guidance.

            The Company currently has 776 pending silica cases and 26 pending asbestos cases. In 2006, the Company was named in two new silica cases and in three new asbestos cases. To date, 655 silica cases have been dismissed, of which 211 were dismissed in 2006.

            As stated in our previous reports, most of these claims do not provide adequate information to assess their merits. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

            The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for 2006 for the legal defense of these cases was less than $100,000.

            In future filings we will provide updated summaries of the number of new cases, settlements, and dismissals, and aggregate costs and settlement amounts, if any, together with indemnification amounts, if any. To date, MTI has not been liable to plaintiffs in any of these silica or asbestos lawsuits and therefore MTI does not expect to pay any settlements or jury verdicts in these lawsuits and has not recorded a liability on its books.

            In future filings we will also provide an amount or range of amounts claimed for cases, to the extent that the amounts may be determined, and we will disclose amounts spent to defend the litigation during the period being reported.

Note 21. Accounting for Asset Retirement Obligations, page F-22
---------------------------------------------------------------

9. We note that your asset retirement obligations relate to your PCC satellite facilities and your mining properties. Based on your current disclosure, it is unclear whether your estimated asset retirement obligation includes all facilities and mining properties or whether you are currently unable to estimate the asset retirement obligation for certain facilities and mining properties. In future filings, please revise your disclosure to provide the following additional information regarding your asset retirement obligations:

      o The total number of facilities with retirement obligations and the number of facilities you have not yet recognized an asset retirement obligation.

      o The total number of mining properties with retirement obligations and the number of mining properties you have not yet recognized an asset retirement obligation.

      o For those facilities and mining properties that you have not yet recognized a liability, disclose why you are unable to provide for such an estimate, at what stage you will recognize an asset retirement obligation for the facility or mining property, and the potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term.

      Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 143 and FIN 47 for guidance.

      The Company's estimated asset retirement obligation includes all facilities and mining operations in which there are contractual or legal obligations.

      In 2002, the Company conducted a comprehensive worldwide review of all of its tangible long-lived assets to determine if there was a legal obligation associated with asset retirement costs. It was determined that the primary facilities for which the Company had a legal obligation for asset retirement costs was at all of its mining properties and at each of its satellite PCC facilities, due to contractual obligations upon termination.

      Upon adoption of SFAS No. 143 in the first quarter of 2003, the Company recorded a non-cash after-tax charge to earnings of approximately $3.4 million and an asset retirement liability of approximately $9.0 million. In 2005, the Company applied the provisions of FIN 47 relating to conditional asset retirement obligations and recorded an additional liability of approximately $0.1 million.

      The Company continues to review its tangible long-lived assets for legal and conditional asset retirement obligations. As of October 1, 2006, the Company's asset retirement obligation was approximately $11.5 million.

      The following represents a revision to the disclosure we intend to include in future filings:

      SFAS No. 143, "Accounting for Asset Retirement Obligations," establishes the financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The Company records asset retirement obligations in which the Company will be required to retire tangible long-lived assets. These are primarily related to its PCC satellite facilities and mining operations. The Company has also applied the provisions of FIN 47 related to conditional asset retirement obligations at its facilities. The Company has recorded asset retirement obligations at all of its facilities except where there are no contractual or legal obligations.

10. Please tell us why you do not believe your accounting for asset retirement obligations does not require critical accounting estimates. If you subsequently determine that your asset retirement obligations require critical accounting estimates, please provide us with the disclosure you intend to include in future filings. Please note that such disclosure should include the material assumptions you have made in estimating your asset retirement obligations and a sensitivity analysis of those assumptions on your asset retirement obligation. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

      Our future filings will include the following in our critical accounting policies:

      Asset Retirement Obligations: We currently record the obligation for estimated asset retirement costs at fair value in the period incurred. Factors such as expected costs and expected timing of settlement can affect the fair value of the obligations. A revision to the estimated costs or expected timing of settlement could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in earnings over time.

      The Company will also quantify the sensitivities to changes in our significant assumptions used in estimating asset retirement obligations.

Form 10-Q for the Fiscal Quarter Ended October 1, 2006
------------------------------------------------------

11. In future quarterly review filings, please disclose all material contingencies even if changes have not occurred since year-end. Refer to Rule 10-01, paragraph (a)(5) for Article 10 of Regulation S-X.

      In future quarterly review filings, we will disclose all material contingencies even if changes have not occurred since year-end.

The Company also affirms that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1923 if you have any questions regarding the foregoing.


Very truly yours,

/s/ John A. Sorel

John A. Sorel